Exhibit 99.1

Elanco Animal Health 2500 Innovation Way Greenfield, IN 46140

FOR IMMEDIATE RELEASE

Investor Contact: Jim Greffet +1.317.383.9935 greffet_james_f@elanco.com

Media Contact: Colleen Parr Dekker +1.317.989.7011 colleen_parr_dekker@elanco.com

Elanco Announces Agreement to Acquire Aratana Therapeutics; Completes Oncology Development Agreement with VetDC, Creates Specialty Veterinary Business Focus

Elanco announces investor call for 9:00 am today

GREENFIELD, Ind. (April 26, 2019) Elanco Animal Health (NYSE: ELAN) today announced it has signed an agreement to acquire Aratana Therapeutics (NASDAQ: PETX), a pet therapeutics company focused on developing and commercializing innovative therapeutics for dogs and cats, and developer of the first-of-its-kind canine NSAID for osteoarthritis, Galliprant®. Elanco has also signed a development and commercialization agreement with VetDC for Tanovea®-CA1, the first U.S. Food and Drug Administration (FDA) conditionally approved canine lymphoma treatment.

In conjunction with these agreements, Elanco also announced the formation of a commercial team dedicated to the veterinary specialty business focused on bringing new and innovative products to the growing veterinary specialty category. If the transaction is approved, the Aratana field force would transition into this commercial team.

Aratana Acquisition

Elanco has been a strong supporter of Aratana since its beginning, including investing as a limited partner in Cultivian, one of the venture capital funds that participated in Aratana’s early financing rounds. The relationship continued in 2016 with a global agreement for the exclusive rights to develop, manufacture and commercialize Galliprant®, a first-of-its-kind canine NSAID osteoarthritis medicine. This transaction  would allow Elanco to capture the full value of this important, growing product. Aratana further contributes two additional marketed products to Elanco’s portfolio: Entyce®, the only FDA-approved veterinary therapeutic to stimulate appetite in dogs, and Nocita®, a long-acting local anesthetic that provides up to 72 hours of post-operative pain relief following certain surgeries in dogs and cats. We believe these products would benefit from Elanco’s broader on-the-ground presence in the U.S. and the potential to pursue international approvals. In addition, Aratana has a solid pipeline of five product candidates in development for conditions ranging from atopic dermatitis and pain/inflammation to oncology.

“Aratana has been one of the most innovative start-ups in animal health, bringing breakthrough solutions to the market,” said Jeff Simmons, president and chief executive officer of Elanco. “We look forward to putting greater energy behind these brands with our increased share of voice in the field while leveraging Aratana’s strong presence in the specialty market to capitalize on new opportunities for key existing Elanco companion animal therapy brands. We believe the deal would bring greater value to veterinarians and pet owners, as well as both Elanco and Aratana shareholders.”

“This proposed transaction acknowledges Aratana’s contribution of pet therapeutics to the animal health industry, specifically recognizing our strong track-record as a drug developer and our field team’s unmatched expertise delivering innovation to veterinary specialists,” stated Craig Tooman, president and chief executive officer of Aratana. “As a newly independent, premier animal health company, we believe that Elanco would help expand our portfolio with their substantial resources and presence within the companion animal segment.”

The acquisition is structured as a stock-for-stock transaction, with a cash contingent value right (CVR) of $0.25 to be granted to Aratana shareholders as of the closing date if capromorelin achieves certain sales levels before the end of 2021. Subject to the terms of the agreement, upon the closing of the transaction,

Aratana shareholders will receive 0.1481 shares of Elanco and one CVR for each share of Aratana. Shares to be issued for the acquisition represent approximately 2 percent of Elanco shares outstanding. Based on the exchange ratio and the closing prices from April 24, 2019, Aratana’s shareholders would receive the number of Elanco shares equivalent to an implied value of $4.75 per Aratana share, representing a premium of approximately 40 percent, plus one CVR per Aratana share. This stock portion of the deal is valued at approximately $234 million, excluding the potential CVR payment, or up to $245 million with the CVR payment. The transaction is expected to close in the mid-year timeframe, but remains subject to customary closing conditions, including approval by Aratana shareholders and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The proposed acquisition has been unanimously approved by the Aratana board.

VetDC Collaboration

Based in Ft. Collins, Colo., VetDC is a spinoff from Colorado State University established to identify, develop and commercialize oncology therapies for pets. Cancer is one of the leading causes of death in older dogs, and among the top concerns for pet owners. Elanco and VetDC have reached an agreement for the commercialization of Tanovea-CA1, the first FDA conditionally approved treatment for lymphoma in dogs. It is an easy-to-administer, well-tolerated chemotherapy specifically designed to target and kill canine lymphoma cells via up to five 30-minute IV treatments. While full FDA approval is pending, the initial response in a clinical study has been significant with a 100 percent response rate when used as a first-line treatment and 64 percent response rate for relapsed dogs. Terms of the agreement were not disclosed.

“As pets live longer, they face increased risk of cancer-related diseases,” said Aaron Schacht, executive vice president, Innovation, Regulatory and Business Development of Elanco. “Elanco’s business is built on our ability to identify and deliver novel solutions to meet our customers’ greatest health challenges by harnessing multiple sources of innovation. Elanco seeks to be the innovation partner of choice for emerging companies such as VetDC. We are excited to collaborate with our VetDC colleagues to pursue the full approval of Tanovea-CA1 and leverage our new specialty sales approach to increase access to this important technology.”

Dedicated Veterinary Specialty Focus

“These agreements and the dedicated focus on the veterinary specialty sector fit perfectly into our overall strategic plan, furthering Elanco’s focus on companion animal therapy and better positioning us to capitalize on key underlying market fundamentals,” Simmons said. “Thanks to advances in veterinary medicine, such as parasiticides and vaccines, pets are living longer and experience many of the same diseases of aging as humans, including arthritis and cancer. Further, consumers have an increasing expectation of care for these ailments. Our actions today enable us to take another step forward in fulfilling the needs of pet owners worldwide as they help their pets live longer, healthier, higher-quality lives.”

With about 1,000 clinics, veterinary specialty is among the fastest growing segments in veterinary medicine. Creating the new commercial team to focus on this segment gives Elanco the industry’s only dedicated veterinary specialty sales force and an opportunity to uniquely position several existing products into this market. As this space continues to emerge, the creation of the team allows Elanco to incubate and grow a business that serves this budding niche market.

Combined with Elanco’s comprehensive offering of products from parasiticides and vaccines to specialized pain management and osteoarthritis treatments, Elanco’s companion animal portfolio gives veterinarians options to care for the youngest of kittens to the oldest of dogs.

Jefferies LLC is acting as the financial advisor and Bryan Cave Leighton Paisner LLP is acting as the legal advisor to Elanco on the Aratana transaction.

###

WEBCAST AND CONFERENCE CALL DETAILS

Elanco will host a special webcast and conference call at 9:00 a.m. Eastern Daylight Time today, during which company executives will discuss today’s announcements and respond to questions from financial analysts. Investors, analysts, members of the media and the public may access the live webcast and accompanying slides by visiting the Elanco website at https://investor.elanco.com and selecting Events and Presentations. A replay of the webcast will be archived and made available a few hours after the event on the company’s website, at https://investor.elanco.com/investor/events-and-presentations.

ABOUT ELANCO

Elanco (NYSE: ELAN) is a global animal health company that develops products and knowledge services to prevent and treat disease in food animals and pets in more than 90 countries. With a 64-year heritage, we rigorously innovate to improve the health of animals and benefit our customers, while fostering an inclusive, cause-driven culture for more than 5,800 employees. At Elanco, we’re driven by our vision of food and companionship enriching life - all to advance the health of animals, people and the planet. Learn more at www.elanco.com.

ABOUT ARATANA THERAPEUTICS

Aratana Therapeutics is a pet therapeutics company focused on developing and commercializing innovative therapeutics for dogs and cats. Aratana Therapeutics’ mission is to successfully develop and deliver best-in-class therapeutics, provide comprehensive service to veterinarians and serve as a collaborator of choice for human and animal health companies. Aratana Therapeutics believes its therapeutics are highly differentiated, resolve recognizable needs in compelling markets and have therapeutic profiles superior to the standard of care. For more information, please visit www.aratana.com.

ABOUT VETDC

VetDC was established out of Colorado State University’s top-ranked Flint Animal Cancer Center to identify and evaluate novel anti-cancer therapies and advance them rapidly in pets. VetDC is focusing on innovative, cutting-edge programs that were initially designed for humans, but were subsequently found to demonstrate promising benefits in companion animals. Through this unique ‘reverse-engineering’ approach VetDC is providing veterinarians with access to the most advanced, scientifically rigorous treatments available today and pet owners with new options and hope for treating their beloved family members. For more information, please visit www.vetdc.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.

Participants in the Merger Solicitation

Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the agreement between VetDC and Elanco, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; (7) the possibility that the collaboration between Elanco and VetDC will not be commercially successful; and (8) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Aratana’s stockholders and in Elanco’s and Aratana’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.